August 28, 2003



BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549


03029660

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- Montréal, May 23, 2003 – Bombardier announces sale of Belfast City Airport

- Montréal, June 9, 2003 – Appointment at Bombardier

- Montréal, June 10, 2003 – Bombardier announces election of two new directors

- Montréal, June 10, 2003 – Bombardier announces sale of its Military Aviation Services Unit

- Montréal, July 10, 2003 – Bombardier announces successful renewal of Bank Lines in Europe

BOMBARDIER AEROSPACE

- Toronto, May 12, 2003 – Bombardier signs with US Airways for up to 275 CRJ Regional Jets

- Toronto, May 27, 2003 – Bombardier announces revised Atlantic Coast Airlines delivery schedule

BOMBARDIER TRANSPORTATION

- Montréal, May 28, 2003 – Bombardier receives additional $227 million order for regional trains from Deutsche Bahn in Germany

- Montréal, June 12, 2003 – Bombardier finalizes contract for the supply of a $729 million rapid transit system in Taiwan

- Montréal, June 27, 2003 – Bombardier wins $130 million maintenance and services order from Southern California Regional Rail Authority

- Montréal, July 6, 2003 – Bombardier wins $633 million order from Deutsche Bahn for 298 additional double-deck cars.

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,



Roger Carle
~~Corporate Secretary~~

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of _______, 2003.

____

Name:
Title:

PRESS RELEASE


BOMBARDIER

BOMBARDIER

APPOINTMENT AT BOMBARDIER

Montréal, June 9, 2003 — Bombardier Inc. today announced that Pierre Alary has been appointed Senior Vice President and Chief Financial Officer of the Corporation.

Pierre Alary has held this position on an interim basis since February 12. Alary joined Bombardier in 1998 as Vice President, Finance for Bombardier Transportation and was promoted to the position of Vice President, Finance for Bombardier Inc. on Nov. 1, 2002.

"Since Pierre assumed the position of CFO on an interim basis, he has demonstrated he has all the right qualities for the job," said Mr. Paul M. Tellier, President and Chief Executive Officer of Bombardier. "I am very pleased that he has accepted the appointment as Bombardier's CFO."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER ANNOUNCES ELECTION OF TWO NEW DIRECTORS

Montréal, June 10, 2003 – At Bombardier Annual and Special Meeting of Shareholders held today, Michael H. McCain and Federico Sada were elected to the Corporation's Board of Directors.

"I am delighted Michael McCain and Federico Sada have joined our Board. The expertise that these two seasoned directors bring to the Corporation will be invaluable," declared Laurent Beaudoin, Executive Chairman of the Board of Bombardier Inc.

Michael H. McCain is the President and Chief Executive Officer of Maple Leaf Foods Inc., which he joined as President and Chief Operating Officer in April 1995 after 16 years with McCain Foods Limited in Canada and the United States. McCain is a director of Maple Leaf Foods Inc., Canada Bread Company Limited, McCain Foods Group Inc. and a past director of the American Frozen Food Institute. He is a member of the Board of Trustees for The Hospital for Sick Children in Toronto.

Federico Sada of Mexico is President and Chief Executive Officer of Vitro, S.A. de C.V., a glass producing company. He joined Vitro in 1974 and has been CEO since 1995. He is member of the boards of Vitro, S.A.; Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM); Regio Empresas; ALPEK (a subsidiary of Grupo ALFA) and The University of Texas M.D. Anderson Cancer Center. Former chairman of the Mexican Council for Foreign Trade (COMCE), Sada is currently President of the Mexico-France Bilateral Committee of the COMCE, chairman of the Mexican Section of the European-Mexico Business Dialogue, chairman of trustees for the National Museum of History (Chapultepec Castle) and chairman of trustees for Parque Ecológico Chipinque. Sada is also a member of the International Business Council of the World Economic Forum and of the World Business Council for Sustainable Development, based in Geneva, Switzerland.

McCain and Sada are joining re-elected board members Laurent Beaudoin, Jalynn H. Bennett, J.R. André Bombardier, Janine Bombardier, L. Denis Desautels, André Desmarais, Jean-Louis Fontaine, Daniel Johnson, Jean C. Monty, James E. Perella and Paul M. Tellier.

During the meeting, Laurent Beaudoin also paid tribute to retiring director Pierre Legrand, Q.C., who has served on Bombardier's Board with distinction for 28 years. "I would like to express my recognition of his invaluable collaboration and his sound advice through all these years," declared Beaudoin. In addition, he also thanked John Kerr for his contribution to the Corporation. Kerr has decided not to resubmit his candidacy as a director.

Today, Bombardier shareholders also adopted a special resolution to authorize the appointment of up to two additional directors during the period between annual meetings of shareholders. They also voted to authorize Bombardier Inc. to apply for an increase of Class A shares and Class B shares, from 1.792 billion to 1.892 billion.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE

03 AUG 20 AM 7:21



BOMBARDIER

BOMBARDIER ANNOUNCES SALE OF ITS MILITARY AVIATION SERVICES UNIT

Montréal, June 10, 2003 — Bombardier Inc. today announced the sale of its Military Aviation Services (MAS) unit to Spar Aerospace Limited, a subsidiary of New York-based L-3 Communications Corporation, for a total consideration of $90 million US. L-3's Canadian presence was established in 2001 when it purchased SPAR Aerospace. MAS was part of Bombardier's Defence Services business and was earmarked for divestiture as part of Bombardier's recapitalization program, which was announced on April 3, 2003. BMO Nesbitt Burns acted as Bombardier's financial advisors for this transaction.

The transaction is subject to the approval of all appropriate regulatory authorities and to other consents from government bodies in Canada and the U.S.

The MAS division of Bombardier's Defence Services business, which employs approximately 950 people, provides maintenance, repair, overhaul and a full range of technical services for military aircraft, from systems engineering to aircraft modification, and generated revenues of approximately $125 million Cdn in fiscal year 2003. MAS has been the prime contractor for CF-18 maintenance since 1986. MAS main facilities are located in Mirabel, Québec and Bridgeport, West Virginia.

Bombardier's Defence Services business was comprised of MAS and Military Aviation Training (MAT). The divestiture process of MAT is ongoing.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE


BOMBARDIER

BOMBARDIER

BOMBARDIER ANNOUNCES SUCCESSFUL RENEWAL OF BANK LINES IN EUROPE

Montréal, July 10, 2003 — Today, Bombardier Inc. announced that on July 9, it successfully renewed the 364-day portion of its €3.75-billion syndicated European credit facility through syndicated banks. The new maturity date for this portion is July 7, 2004.

Twenty-eight banks extended their facilities, totalling €560 million. The agent bank is HSBC Bank PLC.

"This renewal attests to the confidence that banks in Europe have in Bombardier," said François Lemarchand, Bombardier's Vice President and Treasurer.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

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www.bombardier.com

PRESS RELEASE


BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER SIGNS WITH US AIRWAYS FOR UP TO 275 CRJ REGIONAL JETS

Toronto, May 12, 2003 – Bombardier Aerospace today announced that it has signed a contract with US Airways of Arlington, Virginia for the sale of up to 275 Bombardier CRJ* aircraft, as follows:

- 85 firm orders (60 firm orders for 50-seat Bombardier CRJ200* and 25 firm orders for 75-seat Bombardier CRJ700* Series 705*) for a total value of $2.2 billion US ($3.3 billion Cdn.);
- 90 reconfirmable orders. A reconfirmable order has a scheduled delivery date and provides the customer with the right to formally cancel the order within a specific timeframe prior to the delivery date; and
- 100 options which can be exercised across a mix of Bombardier CRJ200 and CRJ700 models to provide US Airways with optimum flexibility in determining its future seating capacity requirements.

This contract has a potential value of $7.0 billion US ($10.4 billion Cdn.).

The 85 firm orders include the transfer of 36 Bombardier CRJ firm orders currently held by GECAS (GE Capital Aviation Services) to US Airways. The net effect on the current firm order backlog will be an increase of 49 aircraft.

Deliveries are scheduled to commence in the fourth quarter of 2003 and continue through the second quarter of 2005.

"These new regional jets will enable US Airways to generate additional revenue by growing our route network and competing more vigorously in short- to medium-length haul markets," said US Airways president and chief executive officer David N. Siegel. "Regional jets will allow us to replace and complement larger jet aircraft on routes with poor to marginal performance, which then can be re-deployed to operate in more profitable destinations."

"This commitment by US Airways is a clear indication that the regional jet revolution is continuing and we are delighted it is continuing with US Airways selecting our family of Bombardier regional jets," said Steven A. Ridolfi, president, Bombardier Regional Aircraft. "Their decision to acquire both the Bombardier CRJ200 and CRJ700 is an endorsement of the proven economics and commonality benefits of the Bombardier CRJ family. It also underscores the opportunities for lower operating costs and increased profit with larger size Bombardier CRJ aircraft."

US Airways is the seventh largest airline in the United States serving nearly 200 communities in North America, Mexico, the Caribbean and Europe. Most of its route network is concentrated in the eastern United States where it is the largest carrier east of the Mississippi. US Airways, US Airways Shuttle and the US Airways Express carriers operate over 3,300 flights daily.

As at April 30th, the number of firm orders for Bombardier CRJ Series aircraft stood at 1212 including delivered aircraft. Conditional orders and options numbered 1152 for a potential program total of 2364 aircraft.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Images of US Airways CRJ aircraft are available in our Web site multimedia library at: **www.aero.bombardier.com/htmen/F15.jsp**

PRESS RELEASE


BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER ANNOUNCES REVISED ATLANTIC COAST AIRLINES DELIVERY SCHEDULE

Toronto, May 27, 2003 – Bombardier Aerospace announced today that it has concluded an agreement with Atlantic Coast Airlines, Inc. of Dulles, Virginia on a revised delivery schedule for the 42 Bombardier CRJ200 regional jets remaining from the airline's total firm order for 121 aircraft.

The revised schedule calls for delivery of ten aircraft in the current fiscal year 2003/2004 (two of which have already been delivered), nine aircraft in fiscal 2004/2005, and 25 aircraft in fiscal 2005/2006. The original schedule called for 35 deliveries in fiscal 2003/2004, and nine deliveries in fiscal 2004/2005.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* and Bombardier Skyjet* business aircraft programs, technical services, and aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries.

Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

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www.aero.bombardier.com

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES ADDITIONAL $227-MILLION ORDER FOR REGIONAL TRAINS FROM DEUTSCHE BAHN IN GERMANY

Montréal, May 28, 2003 – A consortium comprised of Bombardier Transportation and Alstom LHB has received an order from Deutsche Bahn for the supply of 60 additional four-car regional trains class 423. This follow-on order is valued at approximately $342 million Cdn (210 million euros), and the share of consortium leader Bombardier Transportation is approximately $227 million Cdn (139 million euros). Vehicle delivery is scheduled to start in May 2004. Deutsche Bahn intends to use these trains in S-Bahn operation.

The propulsion equipment and bogies, interior fitting, final assembly, testing and commissioning will be provided by Bombardier Transportation from its sites in Hennigsdorf and Siegen, Germany and by Alstom from its site in Salzgitter, also in Germany. The carbodies will be built by Alstom in Salzgitter, and the electrical equipment will be supplied by Bombardier's plant in Mannheim, Germany.

The vehicles of class 423, which are part of the new generation of electric multiple units, have a modular design. They will gradually replace the class 420 vehicles, which have been in service for some 30 years. In addition to their sleek design and modern technology, the trains also meet the latest environmental standards. "Their consistent lightweight construction," explained Olof Persson, President, Regional & Commuter, Bombardier Transportation, "makes them 30 tons lighter than the predecessor vehicles, which saves propulsion energy. In addition, the braking energy is being fed back into the traction network."

This new order brings to 456 the number of trains of this type ordered by Deutsche Bahn to date. More than 300 of these trains have already been delivered.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

NOTE TO EDITORS: A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER FINALIZES CONTRACT FOR THE SUPPLY OF A $729-MILLION RAPID TRANSIT SYSTEM IN TAIWAN

Montréal, June 12, 2003 – Bombardier Transportation has finalized a contract with Kung Sing Engineering Corporation (KSECO), a Taiwanese construction company, to supply the electrical and mechanical (E&M) works of a 15-km rapid transit system, including 202 vehicles, for the new Neihu Line in the City of Taipei, Taiwan. On April 28, 2003, Bombardier announced that it had been selected by KSECO to supply the transit systems portion of the Neihu Line, an extension to the existing Mucha Line. Following the finalization of the contract with KSECO, the E&M contract awarded to Bombardier is valued at approximately $729 million Cdn. ($18.5 billion NT). Notice to proceed will follow by the end of June 2003.

KSECO, as the contractor responsible for the turnkey construction of the new extension, has signed a separate contract with the Department of Rapid Transit Systems (DORTS) of the Taipei City Government on June 12, 2003, valued at approximately $1.3 billion Cdn ($32.87 billion NT).

Bombardier, as the prime subcontractor to KSECO, will design and supply all of the system-wide E&M elements for the 12-station Neihu Line, including the deployment of the *Bombardier Flexiblok** automatic train control (ATC) technology that will be used to retrofit the automatic train control system on the existing Mucha Line, its 102 vehicles and some of the equipment in its existing 12 stations.

"The new Neihu Line will play a pivotal role in the City's future plans for greater mobility," said Patrice Pelletier, President, Total Transit Systems, Bombardier Transportation, "by responding effectively to the dynamic increase in urbanization." The mostly elevated Neihu Line will open in three stages; the completion of the first 10 km and delivery of 60 vehicles is anticipated in the summer of 2007, with the two remaining stages to be completed in late fall of 2007 and spring of 2008.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademarks of Bombardier Inc. or its subsidiaries

* * *

NOTE TO EDITORS: **Photos are available on our Website at the following address:** http://www.transportation.bombardier.com/photography.jsp

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS $130 MILLION MAINTENANCE AND SERVICES ORDER FROM SOUTHERN CALIFORNIA REGIONAL RAIL AUTHORITY

Montréal, June 27, 2003 – Bombardier Transportation announced today that it has received an order from the Southern California Regional Rail Authority (SCRRA) to provide maintenance and services for SCRRA's Metrolink commuter rail fleet. Valued at $130 million Cdn ($96 million US), the contract covers maintenance and services for 146 Bombardier-built *BiLevel** commuter rail cars and 37 EMD-built F-59 locomotives. The base agreement is for seven years. Total value of the order could grow to $193 million Cdn ($143 million US) if an option for three additional years is exercised

William Spurr, president, Bombardier Transportation – North America, said the award reflects the strong relationship Bombardier Transportation and SCRRA have forged since entering into their first maintenance and services contract nearly five years ago.

"The success of this relationship has contributed greatly to the high-integrity transit service Metrolink is able to offer commuters in the Los Angeles area," said Spurr. "We look forward to working with and building on that foundation to help our customer deliver unparalleled commuter rail service in the future."

Spurr said the SCRRA award is evidence of Bombardier Transportation's growing presence as a lead provider of rail maintenance services in North America. "It confirms the solid competitive position we are developing in this market sector, " he said.

Bombardier Transportation currently maintains two of North America's largest *BiLevel* commuter fleets with SCRRA/Metrolink in Los Angeles and GO Transit in Toronto. It also maintains some 3,000 vehicles in Europe, Asia and Africa. In February, the Massachusetts Bay Commuter Railroad Company (MBCR), of which Bombardier Transportation is a member, signed a five-year, $1.35 billion Cdn ($1 billion US) services contract with the Massachusetts Bay Transportation Authority. The contract begins July 1, 2003.

In North America, Bombardier Transportation is the leader in high-speed rail, commuter rail, automated rapid transit and automated guideway transit systems.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* Trademark of Bombardier Inc. or its subsidiaries

***

For information: David Slack
Manager, Public Affairs
North America
(802) 316-6644

PRESS RELEASE


BOMBARDIER

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS $633-MILLION ORDER FROM DEUTSCHE BAHN FOR 298 ADDITIONAL DOUBLE-DECK CARS

Berlin, July 6, 2003 – Bombardier Transportation has received an order from Deutsche Bahn AG for the delivery of 298 additional double-deck cars. The contract, which is valued at approximately $633 million Cdn (411 million euros), includes an option for 300 further vehicles. The cars are scheduled to be delivered between 2004 and 2006.

"With this order we continue the success story of our double-deckers," commented Olof Persson, President, Regional & Commuter, Bombardier Transportation. "Deutsche Bahn is thus relying on a tailor-made and well-proven product which, due to its high capacity, is the perfect fit for the requirements of modern mass transit."

The 78 steering and 220 middle cars will be built at Bombardier Transportation's site in Görlitz, Germany. This order brings to more than 1,300 the number of these elegant vehicles ordered by Deutsche Bahn, all of which are built at the Saxon plant. The latest series shall be put in service in seven German Länder from Schleswig-Holstein to Bavaria. Bombardier-built double-deck cars are also in service in Israel and Denmark and will shortly start operation in Luxembourg.

The air-conditioned trains with spacious multi-purpose areas are very popular with the passengers due to their high level of comfort. Ninety-four of the 220 middle cars and all steering cars will come with a low-floor entrance (600 mm above rail), 126 will have a high-floor entrance (1,150 mm above rail). Some of the vehicles will be delivered with special features such as an innovative passenger information system which informs passengers via screen in real-time about stops and transfer points in addition to offering entertainment programs and advertisement.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and total transit systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control solutions.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people and manufacturing facilities in 25 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2003 stood at $23.7 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

NOTE TO EDITORS: A photo is available on our Website at the following address: **http://www.transportation.bombardier.com/photography.jsp**

For information: Lydia Dufresne
Co-ordinator, Communications
+450 441 8130